Prairie Operating Co.

May 18, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prairie Operating Co.
Registration Statement on Form S-3 (File No. 333-295675)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Prairie Operating Co. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:30 p.m., Eastern Time, on May 20, 2026, or as soon as practicable thereafter.

Please notify Paul S. Conneely of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7478 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Daniel T. Sweeney
Name:	Daniel T. Sweeney
Title:	Executive Vice President, General Counsel and Corporate Secretary